Mr. Parker and Mr. Jacobs:
Attached is a letter confirming the results of our conference call of September 30, 2009. We greatly appreciate the Staff’s responsiveness to our request.

Sincerely,

Joseph Tesoriero
Vice President and Chief Financial Officer Dole World Headquarters Office: (818) 879-6900 Fax: (818) 879-6659

Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • Phone (818) 879-6900 • Fax (818) 879-6659
Joseph S. Tesoriero
Vice President and Chief Financial Officer
October 7, 2009
Via E-mail
Doug Parker
Accounting Group — Interpretations
Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561
Steven Jacobs
Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546
RE:	Confirmation of accounting treatment for pre-clearance request for the application of
ASC 845 and ASC 360 to certain transactions occurring in connection with the offering of securities (Form S-1 registration statement no. 333-161345 Jay Williamson, examiner)
by Dole Food Company, Inc. CIK No. 0000018169
Dear Mr. Parker and Mr. Jacobs,
This letter serves to confirm that the Office of the Chief Accountant and the Office of the Chief Accountant of the Division of Corporation Finance of the Securities and Exchange Commission do not object to the accounting conclusions discussed in our letter dated September 16, 2009, which were also discussed with the Staff telephonically on September 30, 2009. Those conclusions are as follows:
Application of ASC 845 and ASC 360 to the Transfer of Westlake Wellbeing Properties, LLC Occurring In Connection with the Offering of Securities
The surviving entity (“Merged Dole”) of the merger between Dole Food Company, Inc. and DHM Holding Company, Inc. would not be required to record an impairment charge upon transfer of the Westlake Wellbeing Properties, LLC entity (“WWP”) pursuant to ASC 360-10-40-4 (paragraph 29 of Statement 144) at the disposal date. Rather, WWP would be transferred at carryover basis, consistent with the criteria in paragraph D9 of ASC 805-50-45-3, and would continue to be evaluated for impairment under a held in use model.

Accounting Group — Interpretations
Office of Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
October 7, 2009

Further, we wanted to confirm with the Staff that Dole has decided to remain with the form and content of its financial statement presentation contained in its Form S-1 Registration Statement agreed to with Division of Corporation Finance, as requested in our letter to Steven Jacobs dated September 4, 2009 and confirmed with certain modifications in Steven Jacobs’s letter to us dated September 14, 2009. Further, we wanted to advise you that we expect to submit a follow-up request with the Staff to discuss the presentation of WWP in the financial statements of Merged Dole after completion of our initial offering of securities.
We greatly appreciate the Staff’s responsiveness in our requests and sincerely thank both of you and your staff for assisting us with these matters.

Sincerely,
/s/ Joseph S. Tesoriero

Joseph S. Tesoriero

cc:	Jay Williamson, Securities and Exchange Commission
Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance
Tia Jenkins, Securities and Exchange Commission
James Mills, Deloitte & Touche, LLP
Joe Ucuzoglu, Deloitte & Touche, LLP
Jonathan Layne, Gibson, Dunn & Crutcher, LLP
C. Michael Carter, Executive VP, General Counsel and Corporate Secretary, Dole Food Company, Inc.
Yoon Hugh, Vice President, Controller and Chief Accounting Officer, Dole Food Company, Inc.